Notice to ASX and LSE

Rio Tinto Annual General Meetings

5 May 2016

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 14 April 2016 and 5 May 2016 respectively.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 17 contained in the notices of meeting for each of Rio Tinto plc and Rio Tinto Limited fall into this category. Resolutions 18 to 21 of the Rio Tinto plc notice of meeting were put to Rio Tinto plc shareholders only and resolution 18 of the Rio Tinto Limited notice of meeting was put to Rio Tinto Limited shareholders only.

All resolutions were carried by poll. The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. These results are as set out below. Information on the final proxy position for each company is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out in Appendix 2.

In accordance with the UK Listing Authority’s Listing Rule 9.6.2, copies of all the resolutions passed by Rio Tinto plc shareholders, other than ordinary business, have been submitted to the National Storage Mechanism and are available for inspection at http://www.morningstar.co.uk/uk/NSM

The following resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

		For	Against	Withheld / Abstained ¹	Result
1	Receipt of the 2015 Annual report	1,034,696,482	197,467,139	4,444,129	CARRIED
2	Approval of the Directors' Report on Remuneration and Remuneration Committee chairman's letter	1,051,946,426	151,589,177	32,895,563	CARRIED
3	Approval of the Remuneration Report	1,045,352,178	157,645,356	33,426,458	CARRIED
4	To re-elect Robert Brown as a director	1,232,346,219	3,445,530	813,439	CARRIED
5	To re-elect Megan Clark as a director	1,234,412,656	1,442,054	754,246	CARRIED
6	To re-elect Jan du Plessis as a director	1,212,231,854	22,925,873	1,446,881	CARRIED
7	To re-elect Ann Godbehere as a director	1,227,332,465	7,398,779	1,873,968	CARRIED
8	To re-elect Anne Lauvergeon as a director	1,217,946,653	10,367,587	8,290,976	CARRIED

		For	Against	Withheld / Abstained ¹	Result
9	To re-elect Michael L'Estrange as a director	1,234,533,840	1,322,885	748,464	CARRIED
10	To re-elect Chris Lynch as a director	1,231,940,529	3,933,210	731,418	CARRIED
11	To re-elect Paul Tellier as a director	1,234,008,421	1,807,729	784,609	CARRIED
12	To re-elect Simon Thompson as a director	1,220,776,961	7,512,354	8,317,011	CARRIED
13	To re-elect John Varley as a director	1,222,055,099	6,470,596	8,084,371	CARRIED
14	To re-elect Sam Walsh as a director	1,234,463,586	1,394,206	748,027	CARRIED
15	Re-appointment of auditors	1,210,767,916	25,228,508	595,433	CARRIED
16	Remuneration of auditors	1,226,837,232	8,716,359	1,050,344	CARRIED
17	Special resolution - strategic resilience for 2035 and beyond	1,216,973,176	10,307,346	9,325,138	CARRIED

¹ In calculating the results of the respective polls under the joint electoral procedure, “withheld” votes at Rio Tinto plc’s meeting are aggregated with “abstained” votes at Rio Tinto Limited’s meeting. For all relevant purposes “withheld” votes and “abstained” votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

Resolution 17 was put to the joint electorate of Rio Tinto plc and Rio Tinto Limited shareholders and was carried at the respective annual general meetings as a special resolution. A copy of Resolution 17 will be filed at Companies House.

The following resolutions were put to Rio Tinto plc shareholders only and carried at the Rio Tinto plc meeting held on 14 April 2016. Resolution 18 was carried as an ordinary resolution and resolutions 19 to 21 as special resolutions. The results of the polls were as follows:

		For	Against	Withheld	Result
18	General authority to allot shares	910,808,386	82,343,837	5,096,853	CARRIED
19	Disapplication of pre-emption rights	784,327,474	206,794,141	7,120,462	CARRIED
20	Authority to purchase Rio Tinto plc shares	989,548,633	8,154,745	542,997	CARRIED
21	Notice period for general meetings other than annual general meetings	927,358,150	69,976,696	896,560	CARRIED

The following resolution was put to Rio Tinto Limited shareholders only and carried at the Rio Tinto Limited meeting held on 5 May 2016 as a special resolution. The result of the poll was as follows:

		For	Against	Abstained	Result
18	Renewal of off-market and on-market share buy-back authorities	237,226,869	699,729	431,185	CARRIED

Vaughn Walton Assistant Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 1345 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Appendix 1

FINAL PROXY POSITION

Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself.

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS

References in this appendix in respect of resolutions 1-17 to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s annual general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution.

The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) on the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure was as follows:

	Rio Tinto plc	Rio Tinto Limited
1. Receipt of the 2015 Annual report
Total number of proxy votes exercisable by all proxies validly appointed:	998,076,179	233,810,004
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	800,633,788	229,186,032
(ii) was to vote against the resolution	196,598,773	868,366
(iii) was to abstain on the resolution	447,650	3,996,475
(iv) may vote at the proxy's discretion	843,618	3,755,606
2. Approval of the Directors' Report on Remuneration and Remuneration Committee chairman's letter
Total number of proxy votes exercisable by all proxies validly appointed:	967,357,918	236,075,644
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	846,382,531	201,871,717
(ii) was to vote against the resolution	120,135,103	30,481,956
(iii) was to abstain on the resolution	31,165,189	1,727,459
(iv) may vote at the proxy's discretion	840,284	3,721,971

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
3. Approval of the Remuneration Report
Total number of proxy votes exercisable by all proxies validly appointed:	967,332,300	235,564,304
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	847,099,093	194,533,484
(ii) was to vote against the resolution	119,373,844	37,319,526
(iii) was to abstain on the resolution	31,188,403	2,236,316
(iv) may vote at the proxy's discretion	859,363	3,711,294
4. To re-elect Robert Brown as a director
Total number of proxy votes exercisable by all proxies validly appointed:	998,161,590	237,356,857
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	995,477,620	232,937,269
(ii) was to vote against the resolution	1,834,366	675,622
(iii) was to abstain on the resolution	362,241	448,849
(iv) may vote at the proxy's discretion	849,604	3,743,966
5. To re-elect Megan Clark as a director
Total number of proxy votes exercisable by all proxies validly appointed:	998,176,137	237,402,680
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	996,257,508	233,291,099
(ii) was to vote against the resolution	1,063,947	371,117
(iii) was to abstain on the resolution	347,694	403,026
(iv) may vote at the proxy's discretion	854,682	3,740,464

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
6. To re-elect Jan du Plessis as a director
Total number of proxy votes exercisable by all proxies validly appointed:	997,421,100	237,461,371
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	975,476,097	231,905,910
(ii) was to vote against the resolution	21,091,062	1,811,515
(iii) was to abstain on the resolution	1,102,432	344,024
(iv) may vote at the proxy's discretion	853,941	3,743,946
7. To re-elect Ann Godbehere as a director
Total number of proxy votes exercisable by all proxies validly appointed:	997,072,787	237,387,116
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	993,323,080	230,059,283
(ii) was to vote against the resolution	2,892,909	3,573,330
(iii) was to abstain on the resolution	1,451,045	418,590
(iv) may vote at the proxy's discretion	856,798	3,754,503
8. To re-elect Anne Lauvergeon as a director
Total number of proxy votes exercisable by all proxies validly appointed:	991,051,799	236,991,224
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	983,694,371	229,407,758
(ii) was to vote against the resolution	6,501,485	3,841,649
(iii) was to abstain on the resolution	7,472,030	814,482
(iv) may vote at the proxy's discretion	855,943	3,741,817

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
9. To re-elect Michael L'Estrange as a director
Total number of proxy votes exercisable by all proxies validly appointed:	998,162,909	237,422,146
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	996,493,790	233,150,944
(ii) was to vote against the resolution	817,802	500,964
(iii) was to abstain on the resolution	360,923	383,560
(iv) may vote at the proxy's discretion	851,317	3,770,238
10. To re-elect Chris Lynch as a director
Total number of proxy votes exercisable by all proxies validly appointed:	998,161,602	237,439,200
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	994,228,354	232,803,177
(ii) was to vote against the resolution	3,075,815	854,091
(iii) was to abstain on the resolution	362,209	366,495
(iv) may vote at the proxy's discretion	857,433	3,781,932
11. To re-elect Paul Tellier as a director
Total number of proxy votes exercisable by all proxies validly appointed:	998,164,063	237,384,072
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	996,140,368	232,950,665
(ii) was to vote against the resolution	1,154,053	649,764
(iii) was to abstain on the resolution	358,749	421,224
(iv) may vote at the proxy's discretion	869,642	3,783,643

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
12. To re-elect Simon Thompson as a director
Total number of proxy votes exercisable by all proxies validly appointed:	991,042,081	236,976,219
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	985,839,973	230,003,503
(ii) was to vote against the resolution	4,310,089	3,200,286
(iii) was to abstain on the resolution	7,482,888	829,487
(iv) may vote at the proxy's discretion	892,019	3,772,430
13. To re-elect John Varley as a director
Total number of proxy votes exercisable by all proxies validly appointed:	990,868,649	237,382,291
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	984,045,385	233,096,196
(ii) was to vote against the resolution	5,942,350	500,872
(iii) was to abstain on the resolution	7,656,321	423,416
(iv) may vote at the proxy's discretion	880,914	3,785,223
14. To re-elect Sam Walsh as a director
Total number of proxy votes exercisable by all proxies validly appointed:	998,121,507	237,461,410
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	996,263,329	233,261,219
(ii) was to vote against the resolution	953,858	438,436
(iii) was to abstain on the resolution	403,364	344,296
(iv) may vote at the proxy's discretion	904,320	3,761,755

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
15. Re-appointment of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	998,276,069	237,448,432
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	973,746,069	232,113,478
(ii) was to vote against the resolution	23,651,697	1,556,652
(iii) was to abstain on the resolution	233,640	358,035
(iv) may vote at the proxy's discretion	878,303	3,778,302
16. Remuneration of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	998,200,134	237,349,234
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	989,277,038	232,907,228
(ii) was to vote against the resolution	8,043,785	670,191
(iii) was to abstain on the resolution	324,836	454,080
(iv) may vote at the proxy's discretion	879,311	3,771,815
17. Special resolution - strategic resilience for 2035 and beyond
Total number of proxy votes exercisable by all proxies validly appointed:	992,106,826	235,170,843
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	986,029,457	226,299,131
(ii) was to vote against the resolution	5,200,488	5,096,200
(iii) was to abstain on the resolution	6,417,964	2,630,608
(iv) may vote at the proxy's discretion	876,881	3,775,512

PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 14 APRIL 2016

Rio Tinto plc
18. General authority to allot shares
Total number of proxy votes exercisable by all proxies validly appointed:	993,431,040
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	910,207,002
(ii) was to vote against the resolution	82,342,006
(iii) was to abstain on the resolution	5,096,631
(iv) may vote at the proxy's discretion	882,032
19. Disapplication of pre-emption rights
Total number of proxy votes exercisable by all proxies validly appointed:	991,400,572
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	783,730,524
(ii) was to vote against the resolution	206,789,226
(iii) was to abstain on the resolution	7,120,100
(iv) may vote at the proxy's discretion	880,822
20. Authority to purchase Rio Tinto plc shares
Total number of proxy votes exercisable by all proxies validly appointed:	997,982,592
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	988,964,342
(ii) was to vote against the resolution	8,152,655
(iii) was to abstain on the resolution	542,378
(iv) may vote at the proxy's discretion	865,595

PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 14 APRIL 2016
Rio Tinto plc
21. Notice period for general meetings other than annual general meetings
Total number of proxy votes exercisable by all proxies validly appointed:	997,613,962
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	926,777,100
(ii) was to vote against the resolution	69,954,027
(iii) was to abstain on the resolution	896,009
(iv) may vote at the proxy's discretion	882,835

PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS - RESOLUTION FROM MEETING HELD ON 5 MAY 2016
Rio Tinto Limited
18 Renewal of off-market and on-market share buy-back authorities
Total number of proxy votes exercisable by all proxies validly appointed:	237,380,101
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	232,918,647
(ii) was to vote against the resolution	699,729
(iii) was to abstain on the resolution	424,960
(iv) may vote at the proxy's discretion	3,761,725

Appendix 2

VOTES CAST AS A PERCENTAGE OF ISSUED CAPITAL

For the purposes of section 341 of the UK Companies Act 2006 (as amended by The Companies (Shareholders' Rights) Regulations 2009) and in respect of Rio Tinto plc, the votes validly cast are expressed as a percentage of Rio Tinto plc's total issued share capital as at 6pm on 12 April 2016.

In respect of Rio Tinto Limited, the votes validly cast are expressed as a percentage of Rio Tinto Limited's issued capital as at 10pm on 3 May 2016.

It should be noted that “withheld” votes at Rio Tinto plc’s meeting and “abstained” votes at Rio Tinto Limited’s meeting are not included in the calculation of the proportion of total votes cast on each resolution. For UK Law purposes, a vote “withheld’ is not a vote in law.

Joint Decision Matters		Rio Tinto plc votes cast as a percentage of Rio Tinto plc's issued capital	Rio Tinto Limited votes cast as a percentage of Rio Tinto Limited's issued capital

1	Receipt of the 2015 Annual report	72.60%	55.25%
2	Approval of the Directors' Report on Remuneration and Remuneration Committee chairman's letter	70.36%	55.74%
3	Approval of the Remuneration Report	70.36%	55.62%
4	To re-elect Robert Brown as a director	72.60%	56.09%
5	To re-elect Megan Clark as a director	72.60%	56.10%
6	To re-elect Jan du Plessis as a director	72.55%	56.11%
7	To re-elect Ann Godbehere as a director	72.52%	56.09%
8	To re-elect Anne Lauvergeon as a director	72.09%	56.00%
9	To re-elect Michael L'Estrange as a director	72.60%	56.10%
10	To re-elect Chris Lynch as a director	72.60%	56.10%
11	To re-elect Paul Tellier as a director	72.60%	56.09%
12	To re-elect Simon Thompson as a director	72.08%	55.99%

Joint Decision Matters		Rio Tinto plc votes cast as a percentage of Rio Tinto plc's issued capital	Rio Tinto Limited votes cast as a percentage of Rio Tinto Limited's issued capital

13	To re-elect John Varley as a director	72.07%	56.09%
14	To re-elect Sam Walsh as a director	72.60%	56.11%
15	Re-appointment of auditors	72.61%	56.11%
16	Remuneration of auditors	72.61%	56.02%
17	Special resolution - strategic resilience for 2035 and beyond	72.16%	55.51%
Rio Tinto plc only matters
18	General authority to allot shares	72.26%
19	Disapplication of pre-emption rights	72.11%
20	Authority to purchase Rio Tinto plc shares	72.59%
21	Notice period for general meetings other than annual general meetings	72.56%
Rio Tinto Limited only matters
18	Renewal of off-market and on- market share buy-back authorities		56.09%